Second Quarter 1999 Report - Tellabs, Inc.

Fellow Stockholders:	August 12, 1999

I am reporting again on a very busy quarter for this company. A lot of things happened and a lot of them are just about the way we expected them to be.

Revenue for the quarter amounted to just more than $540 million, an all-time record for any quarter and 39.4 percent more than the $387.7 million recorded in the second quarter of 1998. For the first six months of 1999, revenue amounted to a little more than $1 billion, an increase of 41.2 percent compared with the $715.2 million reported for the first half of last year. Without question this was our best first-half performance ever.

Net income for the second quarter was $127.8 million, compared with the $119 million the company reported in the second quarter a year ago. This comparison is a little misleading without reference to two non-recurring transactions that took place during the second quarter of 1998. At that time, Tellabs recognized a pre-tax gain of $73.4 million on the sale of stock held as an investment. The company also took a pre-tax write-off amounting to $24.8 million for assets that were determined to be impaired. Eliminating the effect of these two transactions provides a little more accurate picture of company performance, with earnings for the second quarter of 1999 exceeding the 1998 level by 48.1 percent. Using the same analysis, net income of $231.5 million for the first half of 1999 was 49.8 percent above the level realized during the first half of 1998.

Diluted per-share earnings for the second quarter and the first six months of 1999 were 32 cents and 58 cents, respectively. This compares with 23 cents for last year's second quarter and 41 cents for the first half of 1998, subject again to the qualifiers described above. (Last year while navigating through similar comparisons in the quarterly stockholder letter, I remarked that our second quarter set an all-time record for complexity of the earnings statement. Alas, that record too has fallen, as all the earnings-per-share amounts referenced this year take into account the two-for-one stock split that occurred on May 18, 1999!)

As usual for Tellabs, sales growth was driven by the TITAN® digital cross-connect system family. Clearly the Internet is driving a good deal of this and so are wireless services, with no obvious changes in that pattern visible. MartisDXX™ system sales fell short of our expectations for the quarter, a consequence of some timing issues with large orders, a slower-than-anticipated return to robust growth in developing markets and some negative currency-translation issues. Nevertheless, we continue to project relatively strong sequential growth for this product throughout the rest of the year. Echo canceller sales are very much on target. The expectations we had when we acquired Coherent last year are beginning to materialize in a meaningful way. And finally, the CABLESPAN® system is showing signs of becoming a product with real revenue expectations. We will see that continue for the rest of the year, and there are some major opportunities for the CABLESPAN product line as we go into next year.

During the quarter, we announced that we would acquire Alcatel's DSC Communications businesses in Europe in an all-cash transaction valued at about $110 million. The European businesses provide managed high-speed transport solutions based on synchronous digital hierarchy (SDH) optical and multiplexing technologies. While a sizable market exists for these products now, ultimately we expect to integrate some of these technologies into the MartisDXX product offering. This transaction was completed on July 30, and we heartily welcome those new members of the Tellabs family in Denmark, Ireland and elsewhere!

In late June, we announced the acquisition of Wilmington, Mass.-based NetCore Systems, Inc., in an all-stock transaction valued at about $575 million. NetCore develops carrier-class IP routing and ATM switching solutions. As many of you know, we are involved in ATM technology with quite a few of the new products we've recently announced. Combining these Tellabs technologies with the NetCore technology gives us an opportunity to address the needs of next-generation public networks, multi-services networks and data networking in general in a comprehensive way. We expect the NetCore acquisition to close before the end of the third calendar quarter.

On a more individual note, the company "acquired" Marc Ugol during the quarter as its vice president of Human Resources. Marc comes to us from Platinum Technology International of Oakbrook Terrace, Ill., where he designed and implemented a global human resources management function while providing HR leadership on more than 50 acquisitions. Marc is a welcome addition, and we are very happy to have him aboard.

The second quarter was a good and very busy quarter for Tellabs. Much is happening, as is always the case during times of transition, which is certainly the case in telecommunications. Such times provide many challenges, and increased opportunity, as well. Tellabs, I believe, will do well in this environment. As we continue to address the challenges and opportunities of modern-day telecommunications, we appreciate the support and encouragement of our customers, employees and stockholders.

Sincerely,
/s Michael J. Birck
Michael J. Birck
President and
Chief Executive Officer

Second Quarter Earnings Release
Results of Operations
Condensed Consolidated Balance Sheet

Common Stock Market Data
Tellabs' common stock is listed on The Nasdaq Stock Market under the symbol TLAB and appears in most daily newspaper stock tables as Telabs. At February 15, 1999, there were approximately 4,371 stockholders of record. Tellabs is a component of the Nasdaq-100 Index and the Standard & Poor's 500 Index.

10-K Report
Stockholders may obtain without charge a copy of the Tellabs 1998 Form 10-K as filed with the Securities and Exchange Commission upon request to:
Secretary
Tellabs, Inc.
4951 Indiana Avenue
Lisle, Illinois 60532 U.S.A.
Edgar Archives
For Tellabs investor relations contact:
Tom Scottino
+1.630.378.7504
tom.scottino@tellabs.com

Except for historical information, the matters discussed or incorporated by reference in this document are forward-looking statements that involve risks and uncertainties associated with competition, market growth, customer acceptance and timely availability of products and features, as well as other risks that may be detailed from time to time in the company's filings with the Securities and Exchange Commission. Tellabs' actual future results could differ materially from those discussed here. The company undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances or to reflect the occurrence of unanticipated events.

APPENDIX A

Description of Graphic and Image Material

Bar Graph of Gross Profit (In Percentages)
Data Points: 1995-54.8%, 1996-57.3%, 1997-59.3%, 1998-58.6%, 1999-59.9%
                   Results for 1999 are as of 7/02/99.

Bar Graph of Book Value per Share (Restated for Stock Splits)
Data Points: 1995-$1.22, 1996-$1.65, 1997-$2.57, 1998-$3.54, 1999-$4.12
                   Results for 1999 are as of 7/02/99.

Return on Equity (In Percentages)
Data Points: 1995-31.9%, 1996-23.0%, 1997-34.6%, 1998-34.5%, 1999-32.4%
                   Results for 1999 are as of 7/02/99.